December 20, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Benjamin Richie
Abby Adams

Re:	Odysight.ai Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed September 27, 2023
File No. 333-273285

Ladies and Gentlemen:

On behalf of Odysight.ai Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated October 11, 2023, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”). We are concurrently filing via the EDGAR system pre-effective Amendment No. 2 to the Registration Statement.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.

Risk Factors

Risks Related to This Offering and Our Common Stock, page 6

1.	We reissue comment 1 to the extent that you did not clarify the risk factor on page 6, which still implies you are working toward Nasdaq listing approval, and does not disclose that listing was denied or that you likely will not actively pursue the listing until at least April 2024, after your next Form 10-K filing.

Response: In order to emphasize its status as an OTC company, the Company has deleted the risk factor related to Nasdaq and included certain additional information in the risk factor “Trading on the OTC Markets is volatile, sporadic and often thin, which could depress the market price of our Common Stock and make it difficult for our stockholders to resell their Common Stock.”

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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2.	Revise the summary risk factors and the risk factor on pages 15 and 17, and any related disclosure in the document, to clarify if your stock is currently is a “penny stock.”

Response: To clarify its current status as a “penny stock,” the Company has revised the summary risk factor and risk factor sections and has added a “Section 15(g) of the Exchange Act” explanation under the section titled “Market For Registrant’s Common Equity and Related Stockholder Matters.”

Security Ownership of Certain Beneficial Owners and Management, page 55

3.	We note your response to comment 2. As Mr. Arkin currently holds approximately 44.59% of the voting power of your securities and additional warrants and options that are “currently exercisable or will become exercisable within 60 days,” please amend your disclosure to include any risks related to your possible status as a controlled company.

Response: The Company has added a risk factor to address the risk that it may be considered a “controlled company” if it ever lists on Nasdaq.

4.	We reissue comment 3 in part. We note the disclosure in footnote 13 to the table that “in general, subsidiaries of the Phoneix Holdings Ltd. manage their own funds and/or the funds of others.” Please revise footnote 13 here and footnote 6 to the selling stockholders table to clarify who has beneficial ownership over the shares held by each subsidiary of Mr. Arken’s company, Phoenix Insurance Company Ltd.

Response: The Company has amended footnote 10 of the beneficial ownership table and footnote 5 of the selling stockholder table to clarify that the shares of Common Stock held by Mr. Arkin through his unrelated and strictly individual retirement account at Phoenix Insurance Company Ltd. (“Phoenix Insurance”) are not included as beneficially owned by The Phoenix Holdings; rather, these shares of Common Stock are beneficially owned by Mr. Arkin. Although Mr. Arkin maintains an individual retirement account at Phoenix Insurance, please note that Phoenix Insurance is neither affiliated with Mr. Arkin nor is it Mr. Arkin’s company. Rather, Phoenix Insurance is a completely separate wholly-owned subsidiary of The Phoenix Holdings, a public company in Israel listed on the Tel Aviv Stock Exchange.

The Company does not believe that any of the selling stockholders is a member of a “group” with any selling stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder. The Company is not aware of any relationship among the selling stockholders other than as disclosed in the Registration Statement and believes that the selling stockholders act independently of one another.

5.	We note the disclosure on page 67 that “[t]he Selling Stockholders and any underwriters, broker-dealers or agents that participate in the sale of the Common Stock or interests therein may be ‘underwriters’ within the meaning of Section 2(11) of the Securities Act.” We note the shares subject to resale consist of over 56% of the beneficial ownership of your common stock, that it appears Mr. Arkin, the selling shareholder acquired the vast majority of the shares within the past 3-6 months, which resulted in a change of control and let to the name change, Mr. Arkin has authority to determine which shareholders may resale their shares in the offering, that the company could receive up to $27.4 million from conversion of the warrants into common stock, and other information disclosed in Recent Developments beginning on page 44. Please provide your analysis why the selling securityholders should not be deemed underwriters. Refer to Securities Act Rules Compliance and Disclosure Interpretation (“C&DI”) 612.09.

Response:

The Company respectfully advises the Staff that based on its analysis of all the circumstances, as discussed in greater detail below, it does not believe that the selling stockholders should be deemed underwriters.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

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The Company considered the definition of an “Underwriter” provided in Section 2(a)(11) of the Securities Act in its analysis:

Section 2(a)(11) of the Securities Act defines an “underwriter” to include: “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking…”

a)	Not Purchased with View to Distribute. The shares and warrants subject to the Registration Statement (the “Securities”) were not purchased with a view to distribute such Securities. As described in the Registration Statement, the Securities were originally purchased by the Selling Stockholders in connection with their investment in the Company, in the ordinary course of business and in connection with private placements by the Company and purchases from another stockholder. In each case, the Securities were purchased with a long-term investment intent in the Company. In each of the private placements, the Selling Stockholders made extensive representations and warranties regarding their investment intent, including representations that each Selling Stockholder was purchasing the Securities for their own account, for investment purposes and not for the purpose of effecting any distribution of the Securities in violation of the Securities Act. In fact, the securities have standard insider trading restrictions on resale. In addition, at the time of acquisition of the Securities and currently, to the Company’s knowledge none of the Selling Stockholders had or currently has any agreements or understandings, directly or indirectly, with any person to distribute such Securities.

b)	No Contractual, Legal or Other Relationship with Selling Stockholders. The registration of the Selling Stockholders’ shares through the Registration Statement constitutes a valid secondary offering and is not an offering by or on behalf of the Company. No Selling Stockholder is acting on behalf of the Company with respect to the shares included in the Registration Statement, and the Company has no contractual, legal or other relationship with the Selling Stockholders who received shares in the transactions described above that would control the timing, nature and amount of resales of such shares following the effectiveness of the Registration Statement or whether such shares are even resold at all under the Registration Statement. As such, the Selling Stockholders are not acting as a conduit for the Company, and the Company believes that the present registered offering is properly suited as a secondary offering and not an indirect primary offering.

c)	Selling Stockholder Questionnaires and Confirmations. We provided the Selling Stockholders with a questionnaire to be completed and returned to us should such Selling Stockholder elect to have the Securities included in the Registration Statement. Based on information provided by the Selling Stockholders, it is our belief that such Selling Stockholders acquired their Securities in the ordinary course of business and in connection with private placements and purchases from another stockholder. The Selling Stockholders at the time of purchase and currently, had and currently have no agreements or understandings, directly or indirectly, with any party to distribute the securities. Therefore the Selling Stockholders should not be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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d)	Sales by a Control Person Not Dispositive of a Primary Offering. The Company notes the Staff’s prior interpretive positions which advise that, in certain contexts, a selling stockholder’s status as a control person alone is not dispositive of a disguised primary offering on behalf of an issuer. In Compliance and Disclosure Interpretation, Securities Act Rules, Question 216.14, the Staff acknowledged that an affiliate with a large shareholding may engage in secondary offerings that are not deemed to be by or on behalf of the registrant: “Secondary sales by affiliates may be made under General Instruction I.B.3 to Form S-3, even in cases where the affiliate owns more than 50% of the issuer’s securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” Compliance and Disclosure Interpretation, Securities Act Rules, Question 212.15 similarly provides that affiliates may make secondary offerings under Rule 415(a)(1)(i) under appropriate circumstances: “Rule 415(a)(1)(i) excludes from the concept of secondary offerings sales by parents or subsidiaries of the issuer. Form S-3 does not specifically so state; however, as a practical matter, parents and most subsidiaries of an issuer would have enough of an identity of interest with the issuer so as not to be able to make “secondary” offerings of the issuer’s securities. Aside from parents and subsidiaries, affiliates of issuers are not necessarily treated as being the alter egos of the issuers. Under appropriate circumstances, affiliates may make offerings which are deemed to be genuine secondaries.” In Compliance and Disclosure Interpretation, Securities Act Rules, Interpretation 612.12 (“CDI 612.12”), the Staff took the position that even a single affiliate holding as much as 73% of the equity of an issuer may effect a valid secondary offering if circumstances do not otherwise indicate that the affiliate is acting as an alter ego of the issuer. CDI 612.12 states, in relevant part: “A controlling person of an issuer owns a 73% block. That person will sell the block in a registered ‘at-the-market’ equity offering. Rule 415(a) (4), which places certain limitations on ‘at-the-market’ equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4).” The 73% ownership block discussed in CDI 612.12 is significantly greater than Mr. Arkin’s beneficial ownership of the Company. We believe these interpretative positions support the Company’s view that the Company can register a valid secondary offering of its shares on behalf of a controlling stockholder, unless other facts indicate that the controlling stockholder is acting as a conduit for the issuer. As there are no other facts which indicate that Mr. Arkin is acting as a conduit for the Company, the Company does not believe that the affiliate status of any Selling Stockholder should be indicative of an indirect primary offering on behalf of the Company.

e)	Company Name Change Unrelated to Recent Acquisition of Additional Shares. The recent name change of the Company from ScoutCam Inc. to Odysight.ai Inc. is not related in any way to Mr. Arkin’s acquiring additional shares. Mr, Arkin has served on the Company’s board of directors since February 15, 2021. Mr. Arkin, according to the Company’s understanding and inquiries, believes in the long term vision of the Company. As we reported in our SEC filings, the name “Odysight.ai” reflects the Company’s significant transformation into a leading global provider of critical system, visualization monitoring technology for the aviation, transportation, energy and Industry 4.0 markets, relying in part on its artificial intelligence (AI) capabilities. These AI capabilities have developed gradually since 2019 and the recent decision to change the Company’s name to reflect these capabilities was not a change of business plans resulting from any change of control.

f)	Not in Business of Underwriting. The Company advises that the Selling Stockholders are not in the business of buying and selling securities, nor are they acting as a conduit for the Company in order to do so. Each of the Selling Stockholders has made an investment decision to acquire the Securities and has advised the Company that it purchased or acquired the Securities in the ordinary course of business and that at the time of the purchase or acquisition of the Securities to be sold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

g)	Not Acting as a Conduit for the Issuer. None of Selling Stockholders has an underwriting relationship with the Company and they are not receiving a finder’s fees, commission or other payment from the Company in connection with the sale of any of the Securities registered for resale in the Registration Statement. In addition, the Company will not receive any proceeds from the resale of the Securities registered on behalf of the Selling Stockholders under the Registration Statement. Proceeds received by the Company as a result of conversion of outstanding warrants does not mean the Company is directly receiving any proceeds from the sale of the Securities.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

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In addition, to the Company’s knowledge, there is nothing to suggest that any special selling efforts or selling methods have or would take place if these Securities were registered for resale under the Securities Act. The Company is not aware of any facts that would indicate that the Selling Stockholders have conducted any road shows or taken any other actions to condition or “prime” the market for the potential resale of their shares. Even once the Registration Statement is declared effective, it seems highly unlikely that the Selling Stockholders could conduct any level of significant selling in the foreseeable future, even if this was their intention, because of the low liquidity of the Company’s common stock. During the 52-week period ended October 31, 2023, trades were only reported on 60 trading days. The Company further advises the Staff that doing so would violate the representations made by the Selling Stockholders. The Selling Stockholders have held 3,294,117 units since March 2023, which is almost nine months, a significant period of time, and have made no attempt to sell these Securities. Moreover, 901,236 units were acquired in March 2021, almost three years ago, again with no attempt at resale.

We respectfully submit that based on the foregoing analysis, the Selling Stockholders are not acting as an underwriter on behalf of, or as a conduit, for the Company.

h)	Market Practice Regarding Registration of Shares. Market practice and the Staff’s previous interpretative positions are clear that registration should not be equated with an intent to distribute the shares. There are a number of reasons why investors in general want shares registered other than to effect an immediate resale. For example, many investors, including certain selling stockholders, e.g., Phoenix, are fiduciaries who may determine that, to fulfill their fiduciary responsibilities, they must negotiate for registered securities to take advantage of unexpected market opportunities or to be able to liquidate their investment if there is a fundamental shift in their investment judgment about the Company. In addition, investors typically negotiate for and obtain the right to register securities acquired by them in such transactions and such investors are generally reluctant not to take advantage of this customary safeguards for liquidity.

As discussed above, the Selling Stockholders are bona fide investors of the Company with long-term investment intent and are not acting as underwriters on behalf of the Company or as a conduit to effect a public offering on behalf of the Company. As disclosed in “Plan of Distribution,” the Selling Stockholders may, from time to time, sell any or all of their shares of common stock in one or more transactions at varying prices determined at the time of sale, or at negotiated prices. Each Selling Stockholder has the sole and absolute discretion not to accept any purchase offer or make any sale of Securities if it deems the purchase price to be unsatisfactory at any particular time. The Company will not receive any proceeds of the Securities sold by the Selling Stockholders, if any are sold. The Selling Stockholders will act independently of the Company in making decisions regarding the timing, manner and size of each sale. These facts support the view that the Selling Stockholders are not acting as underwriters in this offering.

Part II: Information Not Required in Prospectus, page II-1

6.	Revise Item 15 to provide the information required by Item 701 of Regulation S-K.

Response: The Company has revised Item 15 to provide the information required by Item 701 of Regulation S-K.

General

7.	Please revise the cover page to clarify what securities are being registered, including specifying the number of securities acquired and identifying each of the “investments in Odysight.ai Inc.” in which each was acquired. Also, please revise the cover page of the registration statement, and the prospectus generally, to remove the registration of “the shares of Common Stock underlying the Warrants issued pursuant to the Private Placement,” described in the second paragraph of “Recent Developments” on page 44. For guidance, please refer to Securities Act Section 5 Compliance and Disclosure Interpretation (“C&DI”) 139.09.

Response: The Company has revised the Registration Statement accordingly.

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il

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If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at ravitzj@herzoglaw.co.il or telephone at +972-3-692-2020.

Very truly yours,

/s/ Joshua Ravitz
Joshua Ravitz
Herzog, Fox & Neeman

cc	Yehu Ofer, CEO
Tanya Yosef, CFO

Herzog Tower, 6 Yitzhak Sadeh St. Tel Aviv 6777506, Israel Tel: +972-3-692-2020, Fax: +972-3-696-6464

www.herzoglaw.co.il